Exhibit 12
TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31, 2010

	(Dollars in millions)

Loss before income taxes	$(62)

Fixed Charges:

Interest on debt	32

Estimated interest portion of rents	—

Total fixed charges	32

Adjusted loss	$(30)

Ratio of earnings to fixed charges (1)	(0.94	)x

(1) The ratio of earnings to fixed charges has been computed by dividing loss before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals. Additional earnings of $62 million would have been necessary to bring the ratio of earnings to fixed charges to 1.0.

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